28 April 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 28 April 2006 it purchased 660,000 Reed Elsevier PLC ordinary shares at a price of 545.5909 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 12,299,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,268,693,655 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 28 April, it purchased 330,000 Reed Elsevier NV ordinary shares at a price of €11.732 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 8,181,500 Reed Elsevier NV ordinary shares in treasury, and has 736,623,139 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).